Exhibit 99.B(d)(42)

BOGLE INVESTMENT MANAGEMENT

December 20, 2016

Salvatore Faia
President

The RBB Fund, Inc.

c/o US Bancorp Fund Services
615 E. Michigan St.

Milwaukee, WI 53202

Re:                             The RBB Fund, Inc.  -  Bogle Investment Management Small Cap Growth Fund (the “Fund”)

Dear Mr. Faia:

By our execution of this letter agreement (this “Agreement”), Bogle Investment Management, L.P. (the “Adviser”) agrees that in order to improve the performance of the Fund, the Adviser shall, from January 1, 2017 through December 31, 2017, waive all or a portion of its investment advisory fees and/or reimburse expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) in an aggregate amount equal to the amount by which the Fund’s total operating expenses (other than acquired fund fees and expenses, brokerage commissions, extraordinary items, interest and taxes) exceed a total operating expense ratio (other than brokerage commissions, extraordinary items, interest and taxes) of 1.25% of the average daily net assets of the Institutional Class and of the Investor Class of the Fund.

The Adviser acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed Fund expenses at any time in the future.

BOGLE INVESTMENT MANAGEMENT, L.P.

By:
Name: John C. Bogle, Jr.
Title: President, Bogle Investment Management, LP

Your signature below acknowledges acceptance of this Agreement:

By:
Salvatore Faia
President
The RBB Fund, Inc.